Axion Power International, Inc.

3601 Clover Lane

New Castle, PA 16105

May 16, 2016

VIA EDGAR

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axion Power International, Inc. (the “Company”)

Preliminary Proxy Statement on Schedule 14A

File No. 001-36707

Gentlepersons:

We are in receipt of your letter to us, dated May 11, 2016, regarding the above referenced Schedule 14A. We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents. We have included your comment (bolded) and our response to your comment.

Reasons for Proposed Amendment, page 20

1.	Please tell us about all stock splits that you completed in recent years, and provide us your analysis of whether the splits achieved the intended, disclosed objectives or the objectives disclosed in your pending preliminary proxy statement. Also tell us the basis for your belief that this information need not be disclosed in the proxy statement.

In recent years, the Company has completed two stock splits. We include hereinbelow disclosure which we have included in our Amendment No. 1 to Schedule 14A which we have filed contemporaneously with this letter. The added language on p. 20 is as follows:

“The Company has completed two reverse splits of its common stock in recent years. The first reverse stock split was a 1:50 reverse stock split which was effected on September 18, 2014 as the result of shareholder approval received on July 7, 2014, which was the result of a Definitive Proxy Statement on Schedule 14A filed by the Company on May 29, 2014. In this Schedule 14A, the Company stated that the primary purpose of this reverse stock split was to meet the $3.00 price minimum for a listing on the Nasdaq Capital Markets. The Company was successful in achieving this goal as it was able to close a public offering and simultaneously list on the Nasdaq Capital Market with a stock price over $3.00 per share on October 29, 2014.

Russell Mancuso

May 16, 2016

The Company completed a second reverse stock split on July 14, 2015 with a 1:35 ratio, which was approved by its shareholders on June 17, 2015 as the result of a Definitive Proxy Statement on Schedule 14A filed by the Company on May 12, 2015. In that Schedule 14A, the Company stated that the purposes of that reverse stock split were to increase the Company’s stock price to meet the $1.00 minimum closing bid price to meet the continued listing standards for the Nasdaq Capital Market and to have sufficient authorized but unissued shares for conversion of its then remaining Series B warrants. The Company achieved both goals. It received notification from Nasdaq on February 19, 2015 that it did not meet the $1.00 minimum bid requirement from January 5, 2015 to February 18, 2015 under Nasdaq Listing Rule 5550(a)(2) which requires the Company to maintain a minimum bid price of at least $1.00 for at least one trading day during any consecutive 30 trading day period. As a result of the 1:35 reverse stock split in July 2015, the Company’s stock price was able to maintain a minimum bid price of at least $1.00 for the required 10 day period in July to August 2015 and regain compliance of that continued listing standard. Starting in July 2015, the Company had sufficient shares and was able to complete all requested conversions of its Series B warrants into common stock before the expiration of the Series B warrants on April 29, 2016.”

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments. Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

AXION POWER INTERNATIONAL, INC.

BY:

/s/ Richard Bogan

Richard Bogan

CEO

cc: Jolie Kahn, Esq.